Exhibit 21.1
OFFICE PROPERTIES INCOME TRUST
SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation, Organization or Incorporation
GOV Intech LLC	Delaware
GOV Lake Fairfax, Inc	Maryland
GOV NEW OPPTY LP	Delaware
GOV NEW OPPTY REIT	Maryland
Government Properties Income Trust LLC	Delaware
GPT Properties Trust	Maryland
OPI 25 Exchange LLC	Maryland
OPI Notex Holdings Trust	Maryland
OPI WF Borrower LLC	Delaware
OPI WF Holding LLC	Delaware
OPI WF Owner LLC	Delaware